

SECURITIES AND EXCHANGE COMMISSION
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SEC FILE NUMBER
8- 65590

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
revised
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EMPIRICAL RESEARCH PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
477 Madison Avenue 23rd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)


SEC MAIL RECEIVED
APR 28 2005
WASH. D.C.
185
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Goldstein (212) 803-8010
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

EMPIRICAL RESEARCH PARTNERS, LLC

CONTENTS
December 31, 2004



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Members of
Empirical Research Partners, LLC

We have audited the accompanying statement of financial condition of Empirical Research Partners, LLC as of December 31, 2004, and the related statements of income, changes in Members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empirical Research Partners, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

EMPIRICAL RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash and Cash Equivalents	$11,696,706
Due from Brokers	1,083,449
Property, Equipment and Leasehold Improvements, at cost - net of accumulated depreciation and amortization of $241,359	763,193
Prepaid Expenses and Other Assets	430,379
Total Assets	$13,973,727
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 4,709,086
Due to Member	1,000,000
Total liabilities	5,709,086
Members' Equity	8,264,641
Total Liabilities and Members' Equity	$13,973,727

See Notes to Financial Statements

EMPIRICAL RESEARCH PARTNERS, LLC

STATEMENT OF INCOME

Year ended December 31, 2004	
Revenue:	
Commissions	$17,677,694
Interest income	52,807
Total revenue	17,730,501
Expenses:	
Employee compensation and benefits	8,193,913
Clearing costs	1,524,771
Research and data services	240,240
Occupancy costs	232,009
Travel and entertainment	159,244
Depreciation and amortization	152,879
Professional and consulting fees	119,058
Communications	81,945
Other	273,378
Total expenses	10,977,437
Income before income tax	6,753,064
Provision for local income tax	343,574
Net income	$ 6,409,490

See Notes to Financial Statements

EMPIRICAL RESEARCH PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2004	
Balance at December 31, 2003	$ 2,855,151
Member withdrawals	(1,000,000)
Net income	6,409,490
Balance at December 31, 2004	$ 8,264,641

See Notes to Financial Statements

EMPIRICAL RESEARCH PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2004	
Cash flows from operating activities:	
Net income	$ 6,409,490
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	152,879
Increase in operating assets and liabilities:	
Due from brokers	(871,093)
Prepaid expenses and other assets	(134,452)
Accrued expenses and other liabilities	3,596,047
Net cash provided by operating activities	9,152,871
Cash flows used in investing activity - purchases of property and equipment, net	(12,433)
Net increase in cash and cash equivalents	9,140,438
Cash at beginning of year	2,556,268
Cash and cash equivalents at end of year	$11,696,706

Supplemental schedule of noncash financing activity:

Liability to Member for withdrawals	$ 1,000,000

See Notes to Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Empirical Research Partners, LLC (the "Company") is a limited liability company formed pursuant to and in accordance with the Delaware Limited Liability Company Act. The Company commenced operations in 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company prepares research in the areas of portfolio strategy, quantitative modeling for stock selection and money management business strategy which is provided to institutional investors. These include mutual funds, banks, insurance companies, pension funds and hedge funds. The Company is compensated for its research in three ways:

1. Commissions earned on transactions in which the Company acts as an introducing broker. The Company shares in this revenue with its three clearing brokers.
2. Payments from other brokerage firms representing the transfer of commissions as directed by its clients.
3. Payments directly from clients.

For category one, revenue is recognized on a trade-date basis, while in categories two and three, it is recognized when the research is utilized by the customer and the customer advises the Company of its usage.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by the Managing Member.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all its customer transactions, which are not reflected in these financial statements, to its clearing brokers, which maintains the customers' accounts and clears such transactions.

Property, equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe it is exposed to any significant credit risk on cash.

The Company considers all instruments with maturities of three months or less to be cash equivalents.

As a limited liability company, the Company is not subject to federal or state income taxes. The Company's income or loss is reportable by its Members on their personal income tax returns. The Company is subject to and has provided for New York City unincorporated business tax.

2. DUE FROM BROKERS:

The clearing and depository operations for the Company's security transactions are provided primarily by three brokers pursuant to clearance agreements. At December 31, 2004, the amount due from clearing brokers represents commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customers' accounts introduced by the Company. At December 31, 2004, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Property, equipment and leasehold improvements consists of the following:

		Estimated Useful Life
Leasehold improvements	$ 681,468	Lease term
Furniture and fixtures	138,350	7 years
Equipment	184,734	3 years
	1,004,552	
Less accumulated depreciation and amortization	241,359	
	$ 763,193	

Depreciation and amortization expense for the year ended December 31, 2004 was $152,879.

4. COMMITMENT:

The Company leases office space under a noncancelable lease expiring in September 2012. Future minimum annual lease payments are as follows:

Year ending December 31,	
2005	$ 243,810
2006	243,810
2007	246,645
2008	255,150
2009	255,150
Thereafter	701,663
	$1,946,228

The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Rent expense was approximately $232,000 for the year ended December 31, 2004.

Other assets include a certificate of deposit which collateralizes a letter of credit for the benefit of the landlord, in the amount of $121,905.

5. NET CAPITAL REQUIREMENT:

As a broker-dealer and member organization of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2004, the Company had net capital of $7,071,069, which exceeded its requirement of $380,605 by $6,690,464.

EMPIRICAL RESEARCH PARTNERS, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2004

Credits - Members' equity	$8,264,641
Debits - nonallowable assets:	
Property, equipment and leasehold improvements, net	763,193
Prepaid expenses and other assets	430,379
Net capital	7,071,069
Minimum net capital requirement (the greater of 6-2/3%% of aggregate indebtedness of $5,709,086, or $5,000, whichever is greater)	380,605
Excess net capital	$6,690,464
Ratio of aggregate indebtedness to net capital	.81 to 1
Aggregate indebtedness:	
Accrued expenses and other liabilities	$4,709,086
Due to Member	1,000,000
Total aggregate indebtedness	$5,709,086

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.